[redacted]

SECUR 06008074 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2006 209

SEC FILE NUMBER
8- 51898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin, Mills & Long, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 B. Street, Suite 1570
(No. and Street)

San Diego, (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Mills 619-744-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) (City) Los Angeles, CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Mills, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin, Mills & Long, LLC, as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Walter Andy Mills 2/28/06
Signature

Managing Director
Title

See Separate Acknowledgement & Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of San Diego } ss.

On 2/28/06 (Date), before me, Evette L. Henson, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Walter Andrew Mills (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

EVETTE L. HENSON
Commission # 1399597
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2007

Place Notary Seal Above

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

JURAT

State/Commonwealth of California
County of San Diego } ss.

Subscribed and sworn to (or affirmed) before me

this 28 (Date) day of February (Month), 2006 (Year), by

(1) Walter Andrew Mills
Name of Signer #1

(2) ________________.
Name of Signer #2

EVETTE L. HENSON
Commission # 1399597
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2007

Place Notary Seal and/or Any Stamp Above

Evette L. Henson
Signature of Notary Public

Notary Public
Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 2/28/06 Number of Pages: 17

Signer(s) Other Than Named Above: None.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

GRIFFIN, MILLS & LONG, LLC

701 "B" STREET, SUITE 1570

SAN DIEGO, CALIFORNIA 92101

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Griffin, Mills & Long LLC
San Diego, California

I have audited the accompanying statement of financial condition of Griffin, Mills & Long LLC as of December 31, 2005 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Griffin, Mills & Long LLC'S management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Griffin, Mills & Long LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 23, 2006

GRIFFIN, MILLS & LONG, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Clearing broker's deposit	$	9,983
Commissions receivable		554
Investment		12,870
Fixed assets – net		555
Rent deposit		5,100
Total Assets	$	29,062

LIABILITIES AND MEMBER'S EQUITY

Liabilities			
Cash overdraft		$	685
Accounts payable			10,521
Accrued taxes payable			800
Total Liabilities			12,006
Member's Equity			
Member's Contribution	549,169		
Accumulated Deficit	(532,113)		
Total Member's Equity			17,056
Total Liabilities and Member's Equity		$	29,062

See Accompanying Notes to the Financial Statements

GRIFFIN, MILLS & LONG, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenue:	
Commission income	$ 96,564
Private placements	260,220
Customer tickets	7,315
Unrealized gain (loss)	(1,755)
Other income	980
	363,324
Operating Expenses (Schedule Page 11)	383,783
(Loss) Before Income Taxes	(20,459)
Taxes on Income	800
Net (Loss)	$(21,259)

See Accompanying Notes to the Financial Statements

GRIFFIN, MILLS & LONG, LLC
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Member's Contribution	Retained Earnings (Deficit)	Equity
Balance January 1, 2005	$ 539,169	$(510,854)	$ 28,315
Member Contribution	10,000		10,000
Net Income (Loss)		(21,259)	(21,259)
Balance Due December 31, 2005	$ 549,169	$(532,113)	$ 17,056

See Accompanying Notes to the Financial Statements

GRIFFIN, MILLS & LONG, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operations:		
Net Loss	$	(21,259)
Depreciation		370
Employee Advance		1,200
Investment		(12,870)
Clearing Broker Deposit		(336)
Commissions Receivable		22,390
Accounts Payable		(4,207)
Bank Overdraft		685
Accrued Taxes		800
Cash Flows required from Operations		(13,227)
Financing Activities		--
Investing Activities		
Member Contribution		10,000
Total Investing Activities		10,000
Decrease in Cash		(3,227)
Cash, beginning		3,227
Cash in Bank, ending	$	--
Supplemental Data:		
Interest Paid	$	0
Income Taxes Paid	$	800

See Accompanying Notes to the Financial Statements

GRIFFIN, MILLS & LONG, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - PRESENTATION

Griffin, Mills & Long, LLC, the Company or GM&L, was incorporated in May, 1999 and approved as a broker-dealer by the NASD on December 27, 1999. In July of 2003 the Company changed owners and changed its name from Princeton Day Trading, LLC to Griffin, Mills & Long, LLC. The new business model is in the field of selling investments in private placement memos (PPM's).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis" and for PPM's when the investment is consummated.

NOTE 4 - NET CAPITAL REQUIREMENT

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 8 and 9 for the computation of net capital.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company is a limited liability company (LLC). As such, any profits or losses pass directly through the LLC to the member's individual tax return. There is a minimum California tax of $800.

NOTE 8 – COMMITMENTS

The Company entered into a three-year lease for office space. The lease period is from August 1, 2003 to July 31, 2006. Management's present plan is not to renew the current lease. The total rent amount paid in 2005 was $61,287.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

Griffin, Mills & Long, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Griffin, Mills & Long, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

GRIFFIN, MILLS & LONG, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total member's equity from statement of financial condition	$	17,056
Less: Excludable Assets - Page 9		(5,655)
Haircuts		(2,361)
NET CAPITAL	$	9,040

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	801
Minimum dollar net capital required	$	5,000
Net Capital required greater of above amounts	$	5,000
EXCESS CAPITAL	$	4,040
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$	7,839

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	12,006
Percentage of aggregate indebtedness to net capital		133%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)		N/A

See Accompanying Notes to Financial Statements

GRIFFIN, MILLS & LONG, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

SCHEDULE OF EXCLUDABLE ASSETS

Fixed Assets	$	555
Rent Deposit		5,100
Total	$	5,655

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Net Capital per FOCUS Report	$	9,838
Audit Adjustments, net		
Unrecorded state tax payable	(	800)
Rounding		2
Net Capital per Audited Financials	$	9,040

See Accompanying Notes to the Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Griffin, Mills & Long, LLC
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 23, 2006

GRIFFIN, MILLS & LONG, LLC
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2005

Accounting	$	5,119
Advertising		1,648
Band Service Fees		903
Business expense		4,436
Clearing charges		15,313
Commission		173,056
Consultant		9,211
Depreciation		370
Entertainment		396
Error account		160
Finop		450
Insurance		8,430
Legal		5,981
Miscellaneous		5,487
Office Supplies		5,099
Outside services		13,180
Parking		4,686
Payroll		34,743
Payroll taxes		7,341
Postage & Delivery		3,951
Printing		1,498
Registration Fees		7,343
Rent		61,287
Telephone		13,695
Total Operating Expenses	$	383,783

See Accompanying Notes to the Financial Statements

PART II

GRIFFIN, MILLS & LONG, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Griffin, Mills & Long LLC
San Diego, California

In planning and performing my audit of the financial statements of Griffin, Mills & Long LLC for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 23, 2006